Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

YEARS ENDED

DECEMBER 31, 2020, 2019 AND 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Versus Systems Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Versus Systems Inc. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity (deficit), and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2003.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

May 3, 2021

Versus Systems Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	December 31,	December 31,
	2020	2019
	($)	($)
ASSETS
Current assets
Cash	2,965,957	99,209
Receivables (Note 4)	603,870	44,400
Deferred financing costs (Note 3 and 19)	517,360	-
Prepaids	23,675	28,003
	4,110,862	171,612
Restricted deposit (Note 5)	11,497	11,500
Deposits	127,812	129,897
Property and equipment (Note 6)	625,938	948,998
Intangible assets (Note 8)	2,256,903	2,780,347
Total Assets	7,133,012	4,042,354

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 9 and 12)	1,894,825	975,405
Notes payable (Note 10)	2,975,747	-
Lease liability (Note 17)	271,669	328,373
Current liabilities	5,142,241	1,303,778

Non-current liabilities
Lease liability (Note 17)	561,316	794,027
Notes payable (Note 10)	2,906,838	4,814,767
Total liabilities	8,610,395	6,912,572

Equity
Share capital (Note 11)
Common shares	108,788,385	99,505,558
Class “A” shares	37,927	37,927
Share subscriptions received in advance	-	300,000
Reserves (Note 11)	11,513,554	9,832,386
Deficit	(114,270,214)	(106,521,639)
	6,069,652	3,154,232
Non-controlling interest (Note 7)	(7,547,035)	(6,024,450)
Total Equity	(1,477,383)	(2,870,218)
Total Liabilities and Equity	7,133,012	4,042,354

Nature of operations (Note 1)

Commitments (Note 17)

Subsequent events (Note 19)

These consolidated financial statements were authorized for issue by the Board of Directors on May 3, 2021. They are signed on behalf of the Board of Directors by:

“Matthew Pierce”	“Brian Tingle”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Versus Systems Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
	($)	($)	($)
REVENUES	1,864,709	664,922	1,620
EXPENSES
Cost of Sales	-	-	170
Amortization (Note 6)	323,060	327,221	29,642
Amortization of intangible assets (Note 8)	1,706,972	2,530,590	2,965,035
Consulting fees (Note 12)	624,136	814,128	1,177,405
Foreign exchange loss	33,160	38,797	147,273
Office and miscellaneous expenses	343,240	424,992	854,242
Interest expense	233,388	225,334	77,669
Interest expense on lease obligations (Note 17)	80,640	104,384	-
Professional fees	1,047,086	445,603	621,979
Salaries and wages (Note 10 and 12)	3,440,720	3,252,789	2,074,554
Sales and marketing	652,303	787,398	199,412
Software and delivery costs	346,005	244,594	451,410
Share-based compensation (Note 11)	1,407,414	839,249	651,316
	(8,373,415)	(9,370,157)	(9,248,487)
Finance expense (Note 10)	(371,061)	(257,448)	(125,903)
Loss on disposal of marketable securities (Note 11)	(508,050)	-	-
Other (expense) income	(18,634)	-	1,219
Loss and comprehensive loss	(9,271,160)	(9,627,605)	(9,373,171)

Loss and comprehensive loss attributable to:
Shareholders	(7,748,575)	(6,869,121)	(4,631,477)
Non-controlling interest	(1,522,585)	(2,758,484)	(4,741,694)
	(9,271,160)	(9,627,605)	(9,373,171)
Basic and diluted loss per common share attributable to Versus Systems Inc.	(0.84)	(0.98)	(0.86)
Weighted average common shares outstanding	9,724,701	7,032,150	5,398,326

The accompanying notes are an integral part of these consolidated financial statements.

Versus Systems Inc.

Consolidated Statement of Changes in Equity (Deficit)

(Expressed in Canadian Dollars)

	Number of	Number of	Share Capital				Share			Total
	Common	Class “A”	Common	Class “A”			subscriptions		Non-controlling	Equity
	Shares	Shares	Shares	Shares	Reserves	Deficit	received	Equity	Interest	(Deficit)
			($)	($)	($)	($)	($)	($)	($)	($)
Balance at December 31, 2017	4,797,431	5,057	88,302,958	$37,927	6,922,770	(90,341,608)	-	4,922,047	(1,151,915)	3,770,132
Shares issued for warrant exercise	153,750	-	384,000	-	-	-	-	384,000	-	384,000
Shares issued in private placement	766,230	-	3,598,943	-	78,957	-	-	3,677,900	-	3,677,900
Share issuance costs	-	-	(562,884)	-	116,226	-	-	(446,658)	-	(446,658)
Contribution benefit	-	-	-	-	500,921	-	-	500,921	-	500,921
Performance warrants issued	-	-	-	-	140,531	-	-	140,531	-	140,531
Stock options granted	-	-	-	-	510,785	-	-	510,785	-	510,785
Loss and comprehensive loss	-	-	-	-	-	(4,631,477)	-	(4,631,477)	(4,741,694)	(9,373,171)
Balance at December 31, 2018	5,717,412	5,057	91,723,017	37,927	8,270,190	(94,973,085)	-	5,058,049	(5,893,609)	(835,560)
Shares issued in private placement	2,003,164	-	6,101,525	-	199,753	-	-	6,301,278	-	6,301,278
Share subscriptions received	-	-	-	-	-	-	300,000	300,000	-	300,000
Acquisition of Versus LLC	576,834	-	1,892,012	-	159,778	(4,679,433)	-	(2,627,643)	2,627,643	-
Share issuance costs	-	-	(653,035)	-	82,928	-	-	(570,107)	-	(570,107)
Contribution benefit	-	-	-	-	297,110	-	-	297,110	-	297,110
Exercise of warrants	154,990	-	422,670	-	(8,253)	-	-	414,417	-	414,417
Performance warrants issued	-	-	-	-	12,889	-	-	12,889	-	12,889
Exercise of options	3,125	-	19,369	-	(8,369)	-	-	11,000	-	11,000
Stock-based compensation	-	-	-	-	826,360	-	-	826,360	-	826,360
Loss and comprehensive loss	-	-	-	-	-	(6,869,121)	-	(6,869,121)	(2,758,484)	(9,627,605)
Balance at December 31, 2019	8,455,525	5,057	99,505,558	37,927	9,832,386	(106,521,639)	300,000	3,154,232	(6,024,450)	(2,870,218)
Shares issued in private placement	947,532	-	3,328,899	-	55,210	-	-	3,384,109	-	3,384,109
Share subscriptions received	-	-	300,000	-	-	-	(300,000)	-	-	-
Contribution benefit	-	-	-	-	228,497	-	-	228,497	-	228,497
Exercise of warrants	1,056,143	-	4,583,093	-	-	-	-	4,583,093	-	4,583,093
Shares issued for services and investment	270,636	-	1,047,782	-	-	-	-	1,047,782	-	1,047,782
Exercise of options	3,750	-	23,053	-	(9,953)	-	-	13,100	-	13,100
Stock-based compensation	-	-	-	-	1,407,414	-	-	1,407,414	-	1,407,414
Loss and comprehensive loss	-	-	-	-	-	(7,748,575)	-	(7,748,575)	(1,522,585)	(9,271,160)
Balance at December 31, 2020	10,733,586	5,057	108,788,385	37,927	11,513,554	(114,270,214)	-	6,069,652	(7,547,035)	(1,477,383)

The accompanying notes are an integral part of these consolidated financial statements.

Versus Systems Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
	($)	($)	($)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Loss for the year	(9,271,160)	(9,627,605)	(9,373,171)
Items not affecting cash:
Amortization (Note 6)	24,062	30,695	29,642
Amortization of intangible assets (Note 8)	1,706,972	2,530,590	2,965,035
Amortization of right-of-use assets (Note 6)	298,998	296,526	-
Shares issued for services (Note 11)	349,225	-	-
Finance expense	371,061	257,448	125,903
Interest expense	80,637	273,574	77,669
Loss on sale of investment	508,050	-	-
Factoring fees	50,306	-	-
Effect of foreign exchange	41,855	(86,125)	-
Forgiveness on government loan (Note 10)	(601,668)	-	-
Share-based compensation	1,407,414	839,249	651,316
Changes in non-cash working capital items:
Receivables	(559,470)	(39,622)	5,454
Prepaids and deposits	4,327	34,369	(36,000)
Accounts payable and accrued liabilities	495,829	23,026	478,207
Cash used in operating activities	(5,093,562)	(5,467,875)	(5,075,945)
FINANCING ACTIVITIES
Proceeds from notes payable	1,261,254	2,633,667	3,106,652
Proceeds from government PPP loan (Note 10)	829,937	-	-
Repayment of notes payable	(336,000)	(1,258,194)	-
Proceeds from share issuances, net	7,980,413	6,156,588	-
Payments for lease liabilities	(409,819)	(359,119)	4,061,900
Receivable factoring costs	(50,306)	-	-
Proceeds from subscriptions received in advance	-	300,000	-
Deferred financing costs	(93,768)		(446,659)
Cash provided by financing activities	9,181,711	7,472,942	6,721,893
INVESTING ACTIVITIES
Proceeds from sale of investments	190,396	-	-
Development of intangible assets	(1,411,797)	(1,939,858)	(1,804,207)
Purchase of equipment	-	-	(38,843)
Cash used in investing activities	(1,221,401)	(1,939,858)	(1,842,690)
Change in cash during the year	2,866,748	65,209	(196,742)
Cash - Beginning of year	99,209	34,000	230,742
Cash - End of year	2,965,957	99,209	34,000
Supplemental Cash Flow Information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Versus Systems Inc. (the “Company”) was continued under the Business Corporations Act (British Columbia) effective January 2, 2007. The Company’s head office and registered and records office is 1558 West Hastings Street, Vancouver, BC, V6C 3J4, Canada. The Company is traded on the Canadian Securities Exchange (“CSE”) under the symbol “VS” and on the OTCQB market under the trading symbol “VRSSF”. Subsequent to December 31, 2020 the Company voluntarily delisted from the CSE. On November 20, 2020, the Company filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission. The proposed offering contemplated by the registration statement is an initial public offering in the United States of the Company’s units, each unit consisting of one common share in the capital of the Company and two warrants, each to purchase one additional common share in the capital of the Company. The offering was finalized in January 2021 (Note 19). During the year ended December 31, 2020, the Company completed a one-for-16 reverse stock split of the Company’s common shares. All share and per share data are presented to reflect the reverse share split on a retroactive basis.

The Company is engaged in the technology sector and is developing a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As of December 31, 2020, the Company has not achieved positive cash flow from operations and is not able to finance day to day activities through operations. Subsequent to year end, the Company completed a public offering with total proceeds of approximately US$11 million. The Company estimates that it has adequate financial resources for the next twelve months. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

COVID-19 Pandemic

In March 2020 the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn.

Although it is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these financial statements, these conditions could have a significant adverse impact on the Company’s financial position and results of operations for future periods.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (collectively, “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

These consolidated financial statements were authorized for issue by the Board of Directors on May 3, 2021.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, unless otherwise noted, which is the functional currency of the Company and its subsidiaries.

Basis of consolidation

These consolidated financial statements include the accounts of Versus Systems Inc. and its subsidiaries, from the date control was acquired. Control exists when the Company possesses power over an investee, has exposure to variable returns from the investee and has the ability to use its power over the investee to affect its returns. All inter-company balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation. For partially owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest. Adjustments to non-controlling interest are accounted for as transactions with owners and adjustments that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity

Versus Systems (Holdco) Inc.	United States of America	66.8%	Holding Company
Versus Systems UK, Ltd	United Kingdom	66.8%	Sales Company
Versus LLC	United States of America	66.8%	Technology Company

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Estimates and assumptions are continually evaluated and are based on historical experience and management’s assessment of current events and other facts and circumstances that are considered to be relevant. Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Deferred income taxes

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

ii) Economic recoverability and probability of future economic benefits of intangible assets

Management has determined that intangible asset costs which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including anticipated cash flows and estimated economic life.

iii) Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

iv) Depreciation and Amortization

The Company’s intangible assets and equipment are depreciated and amortized on a straight-line basis, taking into account the estimated useful lives of the assets and residual values. Changes to these estimates may affect the carrying value of these assets, net loss, and comprehensive income (loss) in future periods.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

v) Determination of functional currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment in which each entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment. The functional currency may change if there is a change in events and conditions which determines the primary economic environment.

vi) Revenue Recognition

The Company’s contracts with customers may include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basic and diluted loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting periods. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totaled 4,671,713 (2019 – 3,656,318) as they were anti-dilutive.

Property and Equipment

Property and equipment is recorded at cost less accumulated amortization and any impairments. Amortization is calculated based on the estimated residual value and estimated economic life of the specific assets using the straight-line method over the period indicated below:

Asset	Rate
Computers	Straight line, 3 years
Right of use assets	Shorter of useful life or lease term

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The following table shows the classification of financial instruments:

Financial assets/liabilities	Classification
Cash	FVTPL
Receivables	Amortized cost
Restricted deposit	Amortized cost
Deposit	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

As of December 31, 2020, the Company does not have any derivative financial assets and liabilities.

Intangible assets excluding goodwill

Intangible assets acquired separately are carried at cost at the time of initial recognition. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Intangibles with a finite useful life are amortized and those with an indefinite useful life are not amortized. The useful life is the best estimate of the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. The useful life is based on the duration of the expected use of the asset by the Company and the legal, regulatory or contractual provisions that constrain the useful life and future cash flows of the asset, including regulatory acceptance and approval, obsolescence, demand, competition and other economic factors. If an income approach is used to measure the fair value of an intangible asset, the Company considers the period of expected cash flows used to measure the fair value of the intangible asset, adjusted as appropriate for Company-specific factors discussed above, to determine the useful life for amortization purposes. If no regulatory, contractual, competitive, economic or other factors limit the useful life of the intangible to the Company, the useful life is considered indefinite.

Intangibles with a finite useful life are amortized on the straight-line method unless the pattern in which the economic benefits of the intangible asset are consumed or used up are reliably determinable. The Company evaluates the remaining useful life of intangible assets each reporting period to determine whether any revision to the remaining useful life is required. If the remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over the revised remaining useful life. The Company’s intangible asset is amortized on a straight-line basis over 3 years. In the year development costs are incurred, amortization is based on a half year.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Financing Costs

Deferred financing costs consist primarily of direct incremental costs related to the Company’s public offering of its common stock, which was completed in January 2021 (See Note 19). Upon completion of the Company’s public offering any deferred cost will be offset against the proceeds of the offering. The Company incurred $517,360 of deferred financing cost during the year ended December 31, 2020.

Impairment of intangible assets excluding goodwill

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

(a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

(b)	the intention to complete the intangible asset and use or sell it;

(c)	the ability to use or sell the intangible asset;

(d)	how the intangible asset will generate probable future economic benefits;

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(f)	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the costs incurred from the date when the intangible assets first meet the recognition criteria listed above. If no future economic benefit is expected before the end of the life of assets, the residual book value is expensed. Subsequent to initial recognition, internally-generated intangible assets are reported at cost. Where no internally-generated intangible asset can be recognized, development costs are recognized as an expense in the period in which it is incurred.

At the end of each reporting period, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered impairment losses. If any such indication exists, the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs is estimated in order to determine the extent of the impairment losses (if any).

Where a reasonable and consistent basis of allocation can be identified, corporate assets (assets other than goodwill that contribute to the future cash flows of both the CGU under review and other CGUs) are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

Where impairment losses subsequently reverse, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment losses been recognized for the asset (or CGU) in prior years. A reversal of impairment losses is recognized immediately in profit or loss.

Income taxes

Tax expense recognized in profit or loss comprises the sum of current tax and deferred tax not recognized in other comprehensive income or directly in equity.

Current Income Tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax

Deferred income taxes are calculated based on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis.   Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability;

- any lease payments made at or before the commencement date less any lease incentives received;

- any initial direct costs; and

- restoration costs.

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing its carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect lease payments made. The right-of-use asset is depreciated over the shorter of the lease term and the useful life of the underlying asset. The Company applies IAS 36, Impairment of Assets, to determine whether the asset is impaired and account for any identified impairment loss.

As a practical expedient, IFRS 16 permits a lease not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient, and accordingly allocates the consideration in the contract to lease and non-lease components based on the stand-alone price of the lease component and aggregate stand-alone price of the non-lease components.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are presented as such in profit or loss.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant and the grant will be received. Government grant is recognized in profit or loss to offset the corresponding expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in the warrant reserve.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

Otherwise, share-based payments are measured at the fair value of goods or services received.

Revenue recognition

In general, the Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company, where there is evidence of an arrangement, when the selling price is fixed or determinable, and when specific criteria have been met or there are no significant remaining performance obligations for each of the Company’s activities as described below. Foreseeable losses, if any, are recognized in the year or period in which the loss is determined.

The Company earns revenue in two primary ways: 1) development and maintenance of custom-built software or other professional services, or 2) the sale of advertising.

The Company recognizes revenues received from the development and maintenance of custom-built software and other professional services provided upon the satisfaction of its performance obligation in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Performance obligations can be satisfied either at a single point in time or over time.  For those performance obligations that are satisfied at a single point in time, the revenue is recognized at that time. For each performance obligation satisfied over time, the Company recognizes revenue by measuring the progress toward complete satisfaction of that performance obligation.

For revenues received from the sales of advertising, the Company is deemed the agent in its revenue agreements. The Company does not own or obtain control of the digital advertising inventory. The Company recognizes revenues upon the achievement of agreed-upon performance criteria for the advertising inventory, such as a number of views, or clicks. As the Company is acting as an agent in the transaction, the Company recognizes revenue from sales of advertising on a net basis, which excludes amounts payable to partners under the Company’s revenue sharing agreements.

The Company’s contracts with customers may include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

As the Company’s performance obligations are satisfied within 12 months, the Company has elected the practical expedients under IFRS 15, which allows the Company not to record any significant financing component as a result of financing any of its arrangements and not to capitalize cost incurred to obtain a contract.

Deferred Revenue

Revenue recognition of sales is recorded on a monthly basis upon delivery or as the services are provided. Cash received in advance for services are recorded as deferred revenue based on the proportion of time remaining under the service arrangement as of the reporting date.

Foreign Exchange

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company and its subsidiaries that are denominated in foreign currencies are translated at the rate of exchange at the date of the statement of financial position while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in equity (deficiency) which results from transactions and events from sources other than the Company’s shareholders. Net loss is the same as comprehensive loss for the years presented.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts due from one customer ($484,790), GST receivable ($29,080) and share subscription receivable ($90,000). The amount of trade receivable included within Receivables on the consolidated statement of financial position was $484,790 and none as of December 31, 2020 and 2019, respectively. There has been no provision for doubtful accounts for the years presented. The Company entered into an Accounts Receivable Purchase and Security Agreement (the “Factor Agreement”) with full recourse. Pursuant to the Factor Agreement, the factor advances funds to the Company for the right to collect cash flows from factored accounts receivable and charges fees for its services. The factor advances funds to the Company at 90% of accounts receivable factored. The outstanding balance bears a daily interest rate of 0.05%. As of December 31, 2020, 100% of the monies owed were collected by the Company and the factoring agent under the terms of the Factor Agreement. The Company expenses the fees and interest charged by the factoring agent as a loss on factoring within its financial statements, which totaled $50,306 during the twelve month period ended December 31, 2020.

5.	RESTRICTED DEPOSIT

As of December 31, 2020, restricted deposits consisted of $11,497 (2019 - $11,500) held in a guaranteed investment certificate as collateral for a corporate credit card.

6.	PROPERTY AND EQUIPMENT

	Computers	Right of Use Asset	Total
	($)	($)	($)
Cost
At December 31, 2017	76,256	-	-
Additions	38,483	-	-
At December 31, 2018	114,739	-	114,739
Additions		1,217,109	1,217,109
At December 31, 2019	114,739	1,217,109	1,331,848
Additions	-	-	-
At December 31, 2020	114,739	1,217,109	1,331,848

Accumulated amortization
At December 31, 2017	25,987	-	25,987
Amortization for the year	29,642	-	29,642
At December 31, 2018	55,629	-	55,629
Amortization for the year	30,695	296,526	327,221
At December 31, 2019	86,324	296,526	382,850
Amortization for the year	24,062	298,998	323,060
At December 31, 2020	110,386	595,524	705,910

Carrying amounts
At December 31, 2018	59,110	-	59,110
At December 31, 2019	28,415	920,583	948,998
At December 31, 2020	4,353	621,585	625,938

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

7.	NON-CONTROLLING INTEREST IN VERSUS LLC

As of December 31, 2018, the Company held a 41.3% ownership interest in Versus LLC, a privately held limited liability company organized under the laws of the state of Nevada. The Company consolidates Versus LLC as a result of having full control over the voting shares. Versus LLC is a technology company that is developing a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

On May 21, 2019, the Company acquired an additional 25.2% interest in Versus LLC in exchange for 574,009 common shares of the Company and 287,005 share purchase warrants that are exercisable at $3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $1,882,749 and $156,389, respectively. As a result, the Company increased its ownership interest to 66.5% and recorded the excess purchase price over net identifiable liabilities of $4,644,719 against reserves. The effect on non-controlling interest was a reduction of $2,605,582.

On June 21, 2019, the Company acquired an additional 0.3% interest in Versus LLC in exchange for 2,825 common shares of the Company and 1,412 share purchase warrants that are exercisable at $3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $9,263 and $3,389, respectively. As a result, the Company increased its ownership interest to 66.8% and recorded the excess purchase price over net identifiable assets of $34,714 against reserves. The effect on non-controlling interest was a reduction of $22,061.

The following table presents summarized financial information before intragroup eliminations for the non-wholly owned subsidiary as of December 31, 2020 and 2019:

	2020	2019	2018
Non-controlling interest percentage	33.2%	33.2%	58.7%
	($)	($)	($)
Assets
Current	1,012,081	103,398	72,222
Non-current	2,974,249	3,739,445	3,566,490
	3,986,330	3,842,843	3,638,712

Liabilities
Current	1,325,230	823,285	740,249
Non-current	22,510,724	17,851,531	11,059,323
	23,835,954	18,674,816	11,799,572
Net liabilities	(19,849,624)	(14,831,973)	(8,160,860)
Non-controlling interest	(7,547,035)	(6,024,450)	(5,893,609)
Loss and comprehensive loss	(4,586,099)	(6,671,113)	(7,766,709)
Loss and comprehensive loss attributed to non-controlling interest	(1,522,585)	(2,758,484)	(4,741,694)

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

8.	INTANGIBLE ASSETS

Intangible assets are comprised of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. the Company continues to develop new apps, therefore additional costs were capitalized during the year ended December 31, 2020.

Software
($)
Cost
At December 31, 2017	7,993,002
Additions	1,804,207
At December 31, 2018	9,797,209
Additions	1,939,858
At December 31, 2019	11,737,067
Additions	1,183,528
At December 31, 2020	12,920,595

Accumulated amortization
At December 31, 2017	3,461,095
Amortization	2,965,035
At December 31, 2018	6,426,130
Amortization	2,530,590
At December 31, 2019	8,956,720
Amortization	1,706,972
At December 31, 2020	10,663,692

Carrying amounts
At December 31, 2018	3,371,079
At December 31, 2019	2,780,347
At December 31, 2020	2,256,903

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	December 31, 2020	December 31, 2019
	($)	($)
Accounts payable	716,177	446,988
Due to related parties	716,808	492,181
Accrued liabilities	461,840	36,236
	1,894,825	975,405

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

10.	NOTES PAYABLE

During the year ended December 31, 2020, the Company issued unsecured notes payable for total proceeds of $1,261,254 from director and officers of the Company who are also shareholders. The loans bear interest at the prime rate which was 2.45% to 3.95% per annum at December 31, 2020, compounded annually and payable quarterly, and had a maturity date of three years from the date of issuance. The notes were considered below the Company’s estimated market borrowing rate of 10% and as such, a contribution benefit of $228,497 was recorded in reserves. As of December 31, 2020, the Company had recorded $472,107 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2018, the Company issued unsecured notes payable for total proceeds of CDN$2,780,000 (2017 - $900,000) from a director of the Company who is also a shareholder. The loans bear interest at prime rate compounded annually and payable quarterly, and have a maturity date of three years from the date of issuance. The notes are considered to be below the Company’s estimated market borrowing rate of 10% and as such, a contribution benefit of $452,566 (2017 - $156,843) was recorded in reserves.

During the year ended December 31, 2019, the Company issued unsecured notes payable for total proceeds of $2,633,667 from director and officers of the Company who are also shareholders. The loans bear interest at the prime rate which was 3.95% per annum at December 31, 2019, compounded annually and payable quarterly, and had a maturity date of three years from the date of issuance. The notes were considered below the Company’s estimated market borrowing rate of 10% and as such, a contribution benefit of $297,710 was recorded in reserves. As of December 31, 2019, the Company had recorded $249,496 in accrued interest which was included in accounts payable and accrued liabilities.

During the twelve months ended December 31, 2020, the Company recorded finance expense of $371,062 (December 31, 2019 - $257,448), related to bringing the notes to their present value.

Amount
($)
Balance at December 31, 2017	747,322
Proceeds	3,106,652
Contribution benefit	(500,921)
Finance expense	125,903
Balance at December 31, 2018	3,478,956
Proceeds	2,633,667
Repayments	(1,258,194)
Contribution benefit	(297,110)
Finance expense	257,448
Balance, December 31, 2019	4,814,767
Proceeds	1,261,254
Repayments	(336,000)
Contribution benefit	(228,497)
Finance expense	371,061
Balance, December 31, 2020	5,882,585
Current	2,975,747
Non-current	2,906,838

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

10.	NOTES PAYABLE (continued)

In May 2020, the Company received loan proceeds in the aggregate amount of $829,937 (USD$610,247) under the Paycheck Protection Program (“PPP”). The PPP, established as part of the CARES Act within the United States of America in response to the COVID-19 pandemic, provides for loans to qualifying businesses. A portion of the loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries. No collateral or guarantees were provided in connection with the PPP loans.

The unforgiven portion of the PPP loans is payable over two years at an interest rate of 1%, with a deferral of payments for the first nine months. The Company used the proceeds for purposes consistent with the PPP. For the year ended December 31, 2020 the Company had incurred eligible payroll cost of $829,937 which were fully offset against the loan balance. Of the total loan balance, $228,269 was applied towards payroll cost capitalized as intangible assets.

11.	SHARE CAPITAL AND RESERVES

a)	Authorized share capital

An unlimited number of common shares without par value and 5,057 Class “A” shares, Series 1. The Class “A” shares, Series 1 are non-voting and are non-voting and do not have any special rights or restrictions associated with them.

b)	Issued share capital

During the year ended December 31, 2020, the Company:

i)	issued, 150,000 units at a price of $4.00 per unit for total proceeds of $600,000. Each unit consisted of one common share and a one half share purchase warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $6.40 until February 17, 2021.

ii)	issued, 172,532 units at a price of $4.00 per unit for total proceeds of $690,125. Each unit consisted of one common share and one share purchase warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $6.40 until July 17, 2022.

iii)	issued, 625,000 units at a price of $4.00 per unit for total proceeds of $2,500,000. Each unit consisted of one common share and a one half share purchase warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $6.40 until November 17, 2022.

iv)	entered into a Mutual Investment Agreement with Animoca Brands Inc. (Animoca) in which the Company issued 181,547 shares of the Company’s common stock with a value of $698,557 in exchange for 4,327,431 shares of Animoca common stock. On the same date, the Company issued an additional 89,088 shares of the Company’s common stock with a value of $349,225 to Animoca in exchange for services (included in professional fees). The Company subsequently sold all of its shares of Animoca and recognized a loss of $508,050.

v)	Issued, 1,058,993 common shares pursuant to exercise of 1,056,143 warrants and 3,750 stock options for total proceeds of $4,596,193.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2019, the Company:

i)	issued, 624,228 units at a price of $2.88 per unit for total proceeds of $1,797,778. Each unit consisted of one common share and a one common stock warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $4.80 until February 14, 2021.

ii)

issued, 1,094,844 units pursuant to a private placement at a price of $3.20 per unit for total proceeds of $3,503,500. Each unit consisted of one common share and a one common stock warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $5.60 until July 26, 2021.

iii)	issued, 284,092 units at a price of $3.52 per unit for total proceeds of $1,000,000. Each unit consisted of one common share and one common stock warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $5.60 until August 9, 2021.

v)	issued 576,834 common shares at a value of $1,892,012 on acquisition of Versus LLC shares (Note 6).

vi)	issued 158,115 common shares pursuant to the exercise of share purchase warrants and stock options for total proceeds of $425,417.

During the year ended December 31, 2018, the Company:

i)	issued, 766,231 units at a price of $4.80 per unit for total proceeds of $3,677,900. Each unit consisted of one common share and a one half common stock warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $6.40 until April 12, 2020. A residual value of $78,957 was allocated to the warrants.

ii)	issued 153,750 common shares pursuant to the exercise of share purchase warrants for total proceeds of $384,000.

Escrow

At December 31, 2020, 313 common shares (December 31, 2019 and 2018 – 313) of the Company are held in escrow due to misplaced share certificates originally issued to three individual shareholders.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

c)	Stock options

Pursuant to the policies of the CSE, the Company may grant incentive stock options to its officers, directors, employees and consultants. The Company has implemented a rolling Stock Option Plan (the “Plan”) whereby the Company can issue up to 10% of the issued and outstanding common shares of the Company. Options have a maximum term of ten years and vesting is determined by the Board of Directors.

A continuity schedule of outstanding stock options is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2017	531,559	4.96
Granted	72,284	5.92
Forfeited	(54,319)	5.28
Balance – December 31, 2018	549,524	4.96
Granted	482,500	5.28
Exercised	(3,125)	3.52
Forfeited	(15,500)	6.72
Balance –December 31, 2019	1,013,399	5.12
Granted	470,083	4.11
Exercised	(3,750)	3.49
Forfeited	(125,907)	6.04
Balance – December 31, 2020	1,353,825	4.70

During the year ended December 31, 2020, 470,083 stock options were granted by the Company with a fair value of $1,216,228 (or $2.69 per option). During the year ended December 31, 2020, the Company recorded share-based compensation of $1,407,414 (December 31, 2019 - $826,360) relating to options vested during the year.

During the year ended December 31, 2019, the Company granted a total of 482,500 stock options with a fair value of $1,724,580 (or $3.52 per option).

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

c)	Stock options (continued)

During the year ended December 31, 2018, the Company granted a total of 72,284 stock options with a fair value of $343,711 (or $5.92 per option). During the year ended December 31, 2018, the Company recorded share-based compensation of $651,316 relating to options vested during the year.

The Company used the following assumptions in calculating the fair value of stock options for the years ended:

	December 31, 2020	December 31, 2019	December 31, 2018
Risk-free interest rate	0.26% - 0.37%	1.59%	2.18%
Expected life of options	2.0 – 5.0 years	5.0 years	5.0 years
Expected dividend yield	Nil	Nil	Nil
Volatility	79.44% - 87.79%	95.8%	111.6%

At December 31, 2020, the Company had incentive stock options outstanding as follows:

Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Weighted Average Remaining Life
			($)	(years)
July 13, 2021	325,147	316,066	4.32	0.53
March 17, 2022	13,063	12,451	6.96	1.21
May 18, 2022	5,750	5,301	7.84	1.38
July 31, 2022	171,114	103,381	4.00	1.58
September 14, 2022	74,156	64,216	5.52	1.70
November 19, 2022	12,500	521	6.00	1.88
June 6, 2023	14,063	8,789	7.36	2.43
September 4, 2023	12,813	6,204	4.00	2.68
April 2, 2024	107,500	52,500	3.36	3.26
June 27, 2024	6,250	4,688	3.36	3.49
July 24, 2024	148,344	15,453	4.00	3.57
September 27, 2024	312,500	98,828	6.00	3.74
October 22, 2024	12,500	5,078	5.28	3.81
July 24, 2025	113,125	24,076	4.00	4.57
August 10, 2025	12,500	2,083	4.00	4.61
November 19, 2024	12,500	260	6.00	3.89
	1,353,825	719,895	4.70	2.53

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

d)	Share purchase warrants (continued)

A continuity schedule of outstanding share purchase warrants is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2017	1,711,690	4.80
Exercised	(153,750)	2.56
Expired	(517,000)	6.40
Issued	427,598	6.24
Balance – December 31, 2018	1,468,538	4.96
Exercised	(154,990)	2.72
Expired	(347,732)	3.20
Issued	2,349,365	5.12
Balance – December 31, 2019	3,315,181	5.28
Exercised	(1,056,143)	2.40
Expired	(438,948)	4.32
Issued	872,532	6.13
Balance – December 31, 2020	2,692,622	5.88

During the year ended December 31, 2020, the Company:

i)	On February 17, 2020, the Company, completed a unit private placement which included 75,000 share purchase warrants exercisable at $6.40 per share for a period of two years. The share purchase warrants were determined to have a fair value of $Nil using the residual value method.

ii)	On July 17, 2020, the Company, completed a unit private placement which included 172,532 share purchase warrants exercisable at $4.00 per share for a period of two years. The share purchase warrants were determined to have a fair value of $55,210 using the residual value method.

ii)	On November 17, 2020, the Company, completed a unit private placement which included. 625,000 share purchase warrants exercisable at $4.00 per share for a period of two years.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

d)	Share purchase warrants (continued)

During the year ended December 31, 2019, the Company:

i)	On February 14, 2019, the Company completed a unit private placement which included 624,228 share purchase warrants exercisable at $4.80 per share for a period of two years. The share purchase warrants were determined to have a fair value of $199,753 using the residual value method.

ii)	On February 14, 2019, the Company completed a unit private placement which included 43,696 broker warrants exercisable at $2.88 per share for a period of two years. The share purchase warrants were determined to have a fair value of $61,843 using the Black Scholes option pricing model.

iii)	On July 26, 2019, the Company completed a unit private placement which included 1,094,844 share purchase warrants exercisable at $5.60 per share for a period of two years. The share purchase warrants were determined to have a fair value of $Nil using the residual method.

iv)	On July 26, 2019, the Company issued 14,088 agent warrants exercisable to purchase additional shares at a price of $5.60 per share for a period of 24 months from closing. The agent warrants were determined to have a fair value of $20,985.

v)	On August 9, 2019, the Company completed a unit private placement which included 284,093 share purchase warrants exercisable at $5.60 per share for a period of two years. The share purchase warrants were determined to have a fair value of $Nil using the residual method.

vi)	The Company issued 288,416 warrants at a value of $159,778 for the acquisition of Newco shares (Note 7).

During the year ended December 31, 2018, the Company:

i)	On March 29, 2018 and April 12, 2018, completed a unit private placement which included 383,120 share purchase warrants exercisable at $6.40 per share for a period of two years. The share purchase warrants were determined to have a fair value of $140,531 using the residual value method.

ii)	On March 29, 2018 and April 12, 2018, completed a unit private placement which included 44,463 brokers’ warrants exercisable at $4.80 per share for a period of two years. The broker warrants were determined to have a fair value of $116,226 using the Black Scholes option pricing model.

The Company used the following assumptions in calculating the fair value of the warrants for the period ended:

	December 31, 2019	December 31, 2018
Risk-free interest rate	1.77%	1.85%
Expected life of options	2.0 years	2.0 years
Expected dividend yield	Nil	Nil
Volatility	107.14%	86.44%
Weighted average fair value per warrant	$0.64	$2.56

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

d)	Share purchase warrants (continued)

At December 31, 2020, the Company had share purchase warrants outstanding as follows:

Expiry Date	Warrants Outstanding	Exercise Price	Weighted Average Remaining Life
		($)	(years)
February 13, 2021	75,000	6.40	0.13	*
February 14, 2021	247,133	4.80	0.13	*
February 14, 2021	6,883	2.88	0.13	*
July 26, 2021	952,117	5.60	0.57
July 26, 2021	9,866	5.60	0.57
August 9, 2021	247,841	5.60	0.63
March 17, 2022	356,250	6.40	1.21
July 17, 2022	172,532	6.40	1.54
November 17, 2022	625,000	6.40	1.88
	2,692,622	5.88	0.97

*	See Note 19

On September 30, 2016, the Company issued 625,250 performance warrants with a fair value of $1,725,496. These performance warrants vested during the year ended December 31, 2019.

At December 31, 2020, the Company had performance warrants outstanding as follows:

Expiry Date	Performance Warrants Outstanding	Performance Warrants Exercisable	Exercise Price	Remaining Life
			($)	(years)
June 30, 2021	625,250	625,250	4.00	0.50

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS

The following summarizes the Company’s related party transactions, not disclosed elsewhere in these consolidated financial statements, during the year ended December 31, 2020 and 2019. Key management personnel includes the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), directors and officers and companies controlled or significantly influenced by them.

Key Management Personnel	2020	2019	2018
	($)	($)	($)
Short-term employee benefits paid or accrued to the CEO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	375,858	382,002	434,543
Short-term employee benefits paid or accrued to the CFO of the Company, including share-based compensation vested for incentive stock options	366,818	262,432	150,706
Short-term employee benefits paid or accrued to a member of the advisory board of the Company, including share-based compensation vested for incentive stock options and performance warrants.	290,314	62,209	297,445
Short-term employee benefits paid or accrued to the Chief Technical Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	403,626	297,140	238,456
Short-term employee benefits paid or accrued to certain directors and officers of the Company including share-based compensation vested for incentive stock options and performance warrants.	440,000	442,757	101,456

Total	1,876,616	1,446,540	1,222,606

Other Related Party Payments

Lease payments of $84,000 (2019 - $84,000; 2018 - $76,000) were paid or accrued to a corporation that shares management in common with the Company.

Amounts Outstanding

a)	At December 31, 2020, a total of $757,265 (December 31, 2019 - $492,181) was included in accounts payable and accrued liabilities owing to officers, directors, or companies controlled by them. These amounts are unsecured and non-interest bearing.

b)	At December 31, 2020 a total of $6,220,254 (December 31, 2019 - $5,470,000) of long term notes was payable to a director, a member of the advisory board and the CEO of the Company (Note 10).

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial risk management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1	–	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	–	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3	–	Inputs that are not based on observable market data.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, receivables, restricted deposit, accounts payable and accrued liabilities and notes payable.

The fair value of cash, receivables, accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments. The fair value of notes payable approximates its book value as it was discounted using a market rate of interest.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its payment obligations. The Company has no material counterparties to its financial instruments with the exception of the financial institutions which hold its cash. The Company manages its credit risk by ensuring that its cash is placed with a major financial institution with strong investment grade ratings by a primary ratings agency. The Company’s receivables consist of goods and services tax due from the government.

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Liquidity risk

The Company’s cash is invested in business accounts which are available on demand, The Company has raised additional capital subsequent to December 31, 2020 (Note 19). Accordingly, the Company’ cash position is not sufficient to meet all financial liabilities currently outstanding and expected to be incurred over the next twelve months.

Interest rate risk

The Company’s bank account earns interest income at variable rates and the notes payable bear interest at the prime lending rate. A 1% change in interest rates would have no significant impact on profit or loss for the year ended December 31, 2020.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate because of changes in foreign exchange rates. The Company operates in Canada and the United States.

The Company was exposed to the following foreign currency risk as of December 31, 2020, 2019 and 2018:

	December 31, 2020	December 31, 2019	December 31, 2018
	(US$)	(US$)	(US$)
Cash	86,800	72,097	25,689
Lease obligations	(741,868)	(768,563)	-
Accounts payable and accrued liabilities	(1,092,402)	(445,660)	(543,790)
	(1,747,470)	(1,142,126)	(518,101)

As of December 31, 2020, with other variables unchanged, a +/- 10% change in the United States dollar to Canadian dollar exchange rate would impact the Company’s profit or loss by $220,000 (December 31, 2019 - $148,000; December 31, 2018 - $71,000).

14.	MANAGEMENT OF CAPITAL

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. Capital consists of items within equity (deficiency). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company is not subject to any externally imposed capital requirements.

The Company remains dependent on external financing to fund its activities. In order to sustain its operations, the Company will spend its existing cash on hand and raise additional amounts as needed until the business generates sufficient revenues to be self-sustaining. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to maximize ongoing corporate development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury invested in certificates of deposit with major financial institutions.

There have been no changes to the Company’s approach to capital management during the year ended December 31, 2020.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

15.	GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, being the development of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. Revenue earned during the year ended December 31, 2020 is from one customer based in the United States and receivables of $484,790 are due from that customer.

Details of identifiable assets by geographic segments are as follows:

	Restricted deposits	Deposits	Property and equipment	Intangible assets

December 31, 2020
Canada	$11,497	$-	$44,316	$-
USA	-	127,812	581,622	2,256,903

	$11,497	$127,812	$625,938	$2,256,903

December 31, 2019
Canada	$11,500	$-	$119,797	$-
USA	-	129,897	829,201	2,780,347

	$11,500	$129,897	$948,998	$2,780,347

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2020	2019	2018
	($)	($)	($)
Non-cash investing and financing activities:

Contribution benefit on low interest rate notes (Note 9)	228,497	182,299	500,921
Shares issued to acquire Newco shares (Note 6)	-	1,892,012	-
Deferred financing cost included in accrued expenses	423,392	-	-
Residual value of units	55,210	-	78,957
Fair value of broker warrants	-	-	116,226

Interest paid during the year	-	56,144	-
Income taxes paid during the year	-	-	-

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

17.	LEASE OBLIGATIONS AND COMMITMENTS

Lease Liabilities
$
Lease liabilities recognized as of January 1, 2019	1,469,664
Lease payments made	(359,119)
Interest expense on lease liabilities	104,384
Foreign exchange adjustment	(92,529)
Lease liabilities recognized as of January 1, 2020	1,122,400
Lease payments made	(409,819)
Interest expense on lease liabilities	80,637
Foreign exchange adjustment	39,767
832,985
Less: current portion	(271,669)
At December 31, 2020	561,316

On August 1, 2015, the Company entered into a cost sharing arrangement agreement for the provision of office space and various administrative services. In May of 2018, the Company extended the cost sharing arrangement to June of 2021 at a monthly fee of $7,000 plus GST per month.

Year	Amount
($)
2022	49,000

On September 6, 2017, the Company entered into a rental agreement for office space in Los Angeles, USA. Under the terms of the agreement the Company will pay monthly rent starting at US$17,324 commencing on October 1, 2017 until September 30, 2022.

Year	Amount
US($)
2021	251,384
2022	260,185
2023	131,576

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

18.	INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2020	2019	2018
	($)	($)	($)
Loss for the year	(9,271,160)	(9,627,605)	(9,373,171)

Expected income tax (recovery)	(2,503,000)	(2,599,000)	(2,531,000)
Change in statutory, foreign tax, foreign exchange rates and other	369,000	528,000	(96,000)
Permanent differences	541,000	345,000	180,000
Share issue costs	-	(154,000)	(121,000)
Adjustment to prior years provision versus statutory tax returns	(47,000)	4,157,000	(1,026,000)
Change in unrecognized deductible temporary differences	1,640,000	(2,277,000)	3,594,000
Income tax expense	-	-	-

b)	Deferred Income Taxes

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2020	2019	2018
	($)	($)	($)
Non-capital losses carry-forward	10,519,000	9,054,000	17,116,000
Exploration and evaluation assets	1,910,000	1,919,000	1,929,000
Share issuance costs	141,000	200,000	109,000
Debt with accretion	(91,000)	(127,000)	(139,000)
Intangible assets	1,736,000	1,605,000	623,000
Allowable capital losses	4,819,000	4,749,000	82,000
Property and equipment	83,000	77,000	34,000
	19,117,000	17,477,000	19,754,000
Unrecognized deferred tax assets	(19,117,000)	(17,477,000)	(19,754,000)

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Expressed in Canadian dollars)

18.	INCOME TAXES (continued)

b)	Deferred Income Taxes (continued)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

Temporary Differences	2020	Expiry Date Range	2019	Expiry Date Range
	($)		($)
Non-capital losses available for future periods - US	19,962,000	2036 to indefinite	15,498,000	2036 to indefinite
Non-capital losses available for future periods - Canada	23,094,000	2026 to 2040	21,005,000	2026 to 2039
Allowable capital losses	17,847,000	No expiry date	17,588,000	No expiry date
Property and equipment	354,000	No expiry date	327,000	No expiry date
Intangible asset	8,267,000	No expiry date	7,642,000	No expiry date
Exploration and evaluation assets	7,075,000	No expiry date	7,108,000	No expiry date
Share issuance costs	521,000	2040 to 2044	740,000	2040 to 2043

Tax attributes are subject to review, and potential adjustment, by tax authorities.

19.	SUBSEQUENT EVENTS

i)	On January 21, 2021, the Company completed a public offering and issued 1,472,000 units at a price of USD $7.50 USD per unit per unit for total proceeds of USD $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant, each to purchase one common share at USD $7.50 per share until January 21, 2023. In connection with the offering, the Company incurred $517,360 in deferred financing costs as of December 31, 2020.

ii)	Subsequent to December 31, 2020, the Company issued 215,341 units to a director in exchange for the forgiveness of $1,889,865 of notes and accrued interest of $184,441.

iii)	Subsequent to December 31, 2020, the Company’s warrant and option holders had exercised 899,056 warrants at an average exercise price of $3.32 per share for total proceeds of $2,787,138

iv)	Subsequent to December 31, 2020, the Company repaid $477,619 of notes payable outstanding.